March 13, 2024

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attn:    Melissa Gilmore
Kevin Woody

Re:    Hormel Foods Corporation
Form 10-K for the Fiscal Year Ended October 29, 2023
Form 8-K furnished November 29, 2023
File No. 001-02402

To the Staff of the Division of Corporation Finance:

This letter contains the responses of Hormel Foods Corporation, a Delaware corporation (the Company), to your letter dated February 29, 2024, setting forth comments of the Staff (the Staff) of the Division of Corporation Finance (the Division) of the Securities and Exchange Commission regarding the above-referenced filings. For your convenience, we have numbered and restated in italics each comment to correspond to the numbering in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended October 29, 2023

Item 3. Legal Proceedings, page 13

1.We note your disclosure that you entered into an unexpected, unfavorable arbitration ruling. Please disclose the information required by Item 103 of Regulation S-K or tell us specifically which confidentiality provisions in the applicable arbitration rules prohibit you from disclosing such information.

Response: The Company respectfully acknowledges the Staff’s comment and notes that Item 103 of Regulation S-K requires disclosure of “material pending legal proceedings” (emphasis added). As of the filing of the Company’s Form 10-K for the fiscal year ended October 29, 2023, the binding arbitration was completed and there was no pending dispute or legal proceeding. While not directly required by Item 103, the Company nonetheless disclosed the result of the arbitration in the Form 10-K, which was the Company’s obligation to pay $59.6 million in damages, plus prejudgment interest of $5.3 million and attorneys’ fees, because the Company concluded that it was helpful and transparent disclosure for the Company’s investors to explain the impact of the ruling on the Company’s reported financial results. The information reported in the Form 10-K restated the information the Company disclosed in a Form 8-K furnished on August 22, 2023, promptly following the adverse arbitration ruling. The Company’s disclosure included the impact the ruling had on its financial statements, the timing of the payment, the fact that the arbitration ruling was not subject to further appeal or judicial review and that the matter involved an isolated commercial dispute with a third party not related to the Company’s core business, which comprised the information about the arbitration ruling that the Company believed would be helpful to investors and that the Company was permitted to disclose. The Company referenced the confidential nature of the arbitration to explain why the Company would not be commenting on the substance of the ruling.

To the extent the Staff’s comment is asking about the status of the dispute prior to the arbitration ruling while the dispute was pending, the Company advises the Staff, as stated in its Form 10-K, that the unfavorable outcome of the binding arbitration ruling was unexpected. In addition, the Company further notes that the dispute primarily involved a claim for monetary damages in an amount that was less than 10% of the Company’s current assets. Accordingly, the Company did not believe the dispute was material to the Company during its pendency.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Non-GAAP Financial Measures, page 21

2.     We note your non-GAAP reconciliation tables on page 22 and in your earnings releases and 10-Q filings. Your presentation in these tables gives the appearance of a full non-GAAP income statement. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please remove this presentation in your filings. To the extent you wish to present any of the non-GAAP measures, you could present a separate reconciliation for each non-GAAP measure and provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K including quantification and description of each adjustment individually. Refer to Question 102.10(a) and (c) of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff's comment and advises that on pages 5-6 of the earnings release for the first quarter of fiscal 2024 that was issued on February 29, 2024 (and furnished with a Form 8-K with the SEC on the same date) and page 24 of the Form 10-Q for the first quarter of fiscal year 2024 that was filed with the SEC on February 29, 2024, in each case prior to receiving the Staff's letter, the Company has modified the presentation of the reconciliation of non-GAAP financial measures to comply with Item 10(e)(1)(i) of Regulation S-K so the presentation of the reconciliation tables do not resemble a full non-GAAP income statement. The modified style of presentation will continue to be used for future filings to comply with Question 102.10(a) and (c) of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

3.    We note the discussion of your non-GAAP financial measures which includes various adjustments. Please tell us the total amount of each adjustment for respective periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and presents the tables below showing the total amount of charges and costs for each non-GAAP adjustment as discussed within the Company's Form 10-K. Furthermore, as described above in response to Comment 2, going forward the Company plans to use the style of presentation of the reconciliation tables used in the Company's earnings release and Form 10-Q for the first quarter of fiscal 2024, together with footnotes, such as footnote (1) to the tables below, to explain the adjustments where appropriate. Footnote (1) to the tables below addresses the matters discussed in Comment 4 below. The Company also intends to add a reconciliation of the tax effect of any adjustments to future filings.

	Fourth Quarter Ended October 29, 2023
in thousands	Pre-tax	Tax Effect	Net of Tax
Arbitration Ruling	$(1,671)	$343	$(1,328)
Transformation and Modernization Initiative(1)	9,340	(1,915)	7,426
Impairment Charge - Justin's® Trade name	28,383	(5,819)	22,564
Impairment Charge - Corporate Venturing Investment	6,985	(1,432)	5,553
Total Non-GAAP Adjustments	$43,038	$(8,822)	$34,216

	Fiscal Year Ended October 29, 2023
in thousands	Pre-tax	Tax Effect	Net of Tax
Arbitration Ruling	$68,329	$(14,847)	$53,482
Transformation and Modernization Initiative(1)	9,340	(1,915)	7,426
Impairment Charge - Justin's® Trade name	28,383	(5,819)	22,564
Impairment Charge - Corporate Venturing Investment	6,985	(1,432)	5,553
Total Non-GAAP Adjustments	$113,038	$(24,012)	$89,026

(1)     Comprised primarily of project-based external consulting fees and asset write-offs related to portfolio optimization (i.e., reducing the complexity and optimizing the assortment of the product portfolio)

Note: Tables may not foot due to rounding.

4.    We note your adjustment for transformation and modernization initiatives. Please tell us your basis for adjusting for these costs in your non-GAAP measures and your consideration of Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In particular, tell us how the excluded items do not represent standard cash expenses necessary to operate your business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered the guidance set forth in Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. When adjusting for costs in determining the Company’s non-GAAP financial measures, the Company evaluates the nature and effect of the excluded costs, specifically how those costs correlate to the Company’s operations, revenue generating activities, business strategy, industry and regulatory environment. Based on those evaluations, the Company considers whether a cost could be viewed as recurring and the exclusion thus misleading. The below paragraphs detail the background of the Company’s transformation and modernization initiative and how the adjustment for these costs is consistent with the guidance in Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In the fourth quarter of fiscal 2023, the Company announced a multi-year transformation and modernization initiative. In presenting non-GAAP financial measures, the Company adjusts for (i.e., excludes) expenses for this initiative that are non-recurring, comprised primarily of project-based external consulting fees and asset write-offs related to portfolio optimization (i.e., reducing the complexity and optimizing the assortment of the product portfolio). However, the Company does not adjust for (i.e., does not exclude) certain costs related to the transformation and modernization initiative that are expected to continue after the project ends, such as software license fees and internal employee expenses, because those costs are considered ongoing in nature as a component of normal operating costs. This presentation is consistent with the information the Company’s management is using to evaluate performance and allocate resources.

The Company believes the non-recurring costs are not reflective of the Company’s ongoing operating cost structure; therefore, the Company is excluding these discrete costs related to the transformation and modernization initiative resulting in the non-GAAP financial measures. The Company believes excluding these costs in its non-GAAP financial measures is relevant to aid investors' analysis and understanding of the Company’s results and business trends relative to past performance and the Company’s competitors. The Company believes that non-GAAP financial measures excluding these non-recurring costs are not misleading due to: (1) the significance of the enterprise transformation and related portfolio optimization activities and (2) the expectation for the strategic investments in this discrete and independent initiative to cease at the end of the investment period and to not recur in the foreseeable future (nor have they occurred in the last several years).

Form 8-K furnished November 29, 2023

Exhibit 99, page 7

5.    We note that you present and discuss your non-GAAP measures prior to discussing your GAAP results of operations. Your presentation appears to give greater prominence to the non-GAAP measures and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentations and discussions accordingly.

Response: The Company respectfully acknowledges the Staff's comment and will reorganize the structure of the Form 8-K effective for its next earnings release, which will be for the second quarter ending April 28, 2024. Going forward, the Company will move the section titled “Comparison of U.S. GAAP to Non-GAAP Financial Measures” which includes the reconciliation of non-GAAP measures tables (and which will reflect the revised reconciliation presentation described in response to Comment 2 above), to follow the GAAP financial statements that are filed at the end of the earnings release to further comply with the prominence requirements of Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned by telephone at (507) 437-5611. Thank you.

Sincerely,

/s/ Jacinth C. Smiley
Jacinth C. Smiley, Executive Vice President and Chief Financial Officer

cc:	James P. Snee,
Chairman of the Board, President and Chief Executive Officer

Paul R. Kuehneman,
Vice President and Controller

Brian D. Johnson,
Vice President & Corporate Secretary

Mindy M. Dragisich,
Partner, Ernst & Young LLP

Amy C. Seidel,
Partner, Faegre Drinker Biddle & Reath LLP

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